Filing under Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12
of the Securities Exchange Act of 1934
Filing by: First Niagara Financial Group, Inc.
Subject Company: NewAlliance Bancshares, Inc.
SEC File No. of NewAlliance Bancshares, Inc.: 001-32007

Two big steps forward and Growing together John R. Koelmel President and CEO

2 Welcome! The purpose of today's meeting Introductions Explain the strategic rationale for bringing our two banks together Provide an overview of the integration planning and what you can expect What does it all mean for Retail Give you the opportunity to ask questions

3 Two strong, growing companies We have found a unique way to accelerate our growth... ....while preserving what has made us distinct in our markets for a combined 300-plus years

4 Together, we're a Regional Powerhouse FNFG NAL Four state footprint $30 billion in assets $20 billion in deposits $15 billion in loans 344 branches 25th largest U.S. bank Premier banking franchise in the Northeast PA NY MA CT

5 A great customer experience driven by great people First Niagara: what we're all about

6 First Niagara: what we're all about First Niagara Financial Group, Inc. (NASDAQ:FNFG) holding company for First Niagara Bank, N.A. $20 billion in assets, 254 branches and $14 billion in deposits Founded in 1870 as Farmers and Mechanics Savings Bank Operated as Lockport Savings Bank until 2001 3,800 employees* Offering a range of consumer and commercial banking and financial services *as of 6/30/10

7 Committed to Community Leadership

8 Steering Committee Commercial Integration Retail Integration Wealth Management Integration Partner Services Finance HR Marketing Corporate Risk Mgmt Credit Risk Mgmt Communications IT Operations Facilities PMO Core Conversion Team Lead overall applications and process conversion Integration Teams Project Management Office Integrates overall project plan timeline assigns PMs and details Resource requirements Conversion Teams Business Unit Representatives (at the dept. level) How will we integrate our two banks?

9 Key milestones Announcement - August 19 Integration Team Kick-off - August 30 Integration Timeline - in next few weeks Initial S-4 Filing Integration Planning Shareholder Approval Regulatory Approval Conversion - 2nd Quarter 2011

10 What can you expect? Regular communications through a variety of channels as we move forward

11 What is Retail Banking all about at First Niagara An outstanding customer experience An engaged team Driving sales results and profitable growth

12 What does 1+1 = 3 mean for Retail Banking Size Matters We are investing in the business The Commercial opportunity feeds the Retail opportunity New Alliance brings a lot to the party Talent Product Management E-Commerce Sales Management Tools

13 What you can expect Frequent communication Involvement in the decisions we make Training and support to prepare and enable your success A commitment to winning

14 What's on your mind.... Questions? 14

15 In connection with the proposed merger, First Niagara Financial Group, Inc. ("FNFG") has filed with the SEC a Registration Statement on Form S-4 that includes a Proxy Statement of NewAlliance Bancshares, Inc. ("NewAlliance") and a Proxy Statement/Prospectus of FNFG, as well as other relevant documents concerning the proposed transaction. A definitive Proxy Statement/Prospectus will be mailed to stockholders of NewAlliance and a definitive Proxy Statement will be mailed to stockholders of FNFG after the Registration Statement is declared effective. The Registration Statement has not yet become effective. Stockholders are urged to read the Registration Statement and the definitive Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You may obtain a free copy of the definitive Proxy Statement/Prospectus, as well as other filings containing information about FNFG and NewAlliance at the SEC's Internet site (http://www.sec.gov). You may also obtain these documents, free of charge, from FNFG at www.fnfg.com under the tab "Investor Relations" and then under the heading "Documents" or from NewAlliance by accessing NewAlliance's website at www.newalliancebank.com under the tab "Investors" and then under the heading "SEC Filings." FNFG and NewAlliance and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of NewAlliance in connection with the proposed merger. Information about the directors and executive officers of FNFG is set forth in the proxy statement for FNFG's 2010 annual meeting of stockholders, as filed with the SEC on a Schedule 14A on March 19, 2010. Information about the directors and executive officers of NewAlliance is set forth in the proxy statement for NewAlliance's 2010 annual meeting of stockholders, as filed with the SEC on a Schedule 14A on March 11, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger. You may obtain free copies of this document as described in the preceding paragraph. Forward-Looking Statements Statements contained herein that are not based on historical fact are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those in such statements. Forward-looking statements speak only as of the date on which such statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events.